Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2019

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents (Note 21)	$94,713	$138,510
Short-term investments (Note 6)	82,310	74,004
Trade and other receivables	168,882	96,091
Income taxes receivable	32,956	13,108
Inventories (Note 7)	328,743	214,465
Derivative financial instruments (Note 5a)	175	640
Prepaid expenses and other current assets	12,030	11,556
	719,809	548,374
Non-current assets
Mineral properties, plant and equipment (Note 8)	2,584,684	1,301,002
Inventories (Note 7)	24,429	—
Long-term refundable tax	41,041	70
Deferred tax assets	11,324	12,244
Investment in associates (Note 10)	69,885	70,566
Goodwill and other assets (Note 11)	4,959	5,220
Total Assets	$3,456,131	$1,937,476

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$218,335	$131,743
Derivative financial instruments (Note 5a)	—	51
Current portion of provisions (Note 13)	4,190	5,072
Current portion of lease obligations (Note 14)	16,533	5,356
Income tax payable	21,479	8,306
	260,537	150,528
Non-current liabilities
Long-term portion of provisions (Note 13)	163,249	70,083
Deferred tax liabilities	182,778	148,819
Long-term portion of lease obligations (Note 14)	28,959	1,320
Debt (Note 15)	315,000	—
Deferred revenue (Note 10)	12,573	13,288
Other long-term liabilities (Note 16)	27,859	25,425
Share purchase warrants (Note 10)	14,945	14,664
Total Liabilities	1,005,900	424,127

Equity
Capital and reserves (Note 17)
Issued capital	3,119,472	2,321,498
Reserves	94,568	22,573
Investment revaluation reserve	—	208
Deficit	(768,777)	(836,067)
Total Equity attributable to equity holders of the Company	2,445,263	1,508,212
Non-controlling interests	4,968	5,137
Total Equity	2,450,231	1,513,349
Total Liabilities and Equity	$3,456,131	$1,937,476
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON NOVEMBER 6, 2019

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Income Statement (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30, (1)
	2019	2018	2019	2018
Revenue (Note 22)	$352,187	$187,717	$946,380	$611,138
Cost of sales (Note 22)
Production costs (Note 18)	(204,628)	(150,597)	(611,703)	(379,459)
Depreciation and amortization	(62,671)	(37,880)	(169,618)	(110,044)
Adjustment on reclassification of held for sale assets (Note 4)	(15,596)	—	(15,596)	—
Royalties	(5,442)	(3,652)	(18,785)	(16,072)
	(288,337)	(192,129)	(815,702)	(505,575)
Mine operating earnings (loss) (Note 22)	63,850	(4,412)	130,678	105,563

General and administrative	(8,237)	(5,675)	(21,743)	(17,199)
Exploration and project development	(2,066)	(3,008)	(9,122)	(7,629)
Mine care and maintenance	(6,365)	—	(15,654)	—
Foreign exchange losses	(6,012)	(3,140)	(7,973)	(9,732)
Gains on commodity and foreign currency contracts (Note 5d)	170	1,767	1,751	4,406
(Losses) gains on sale of mineral properties, plant and equipment	(673)	225	2,818	8,029
Share of income (loss) from associate and dilution gain (Note 10)	79	(411)	999	13,861
Transaction and integration costs (Note 4)	(2,863)	—	(7,712)	—
Bargain purchase gain (Note 4)	—	—	30,492	—
Other income (expense)	1,042	(273)	818	(864)
Earnings (loss) from operations	38,925	(14,927)	105,352	96,435

Loss on derivatives (Note 5d)	—	(238)	(14)	(1,018)
Investment income	36,139	317	50,963	1,144
Interest and finance expense (Note 19)	(8,256)	(2,301)	(20,955)	(5,834)
Earnings (loss) before income taxes	66,808	(17,149)	135,346	90,727
Income tax (expense) recovery (Note 23)	(29,089)	7,915	(45,316)	(15,109)
Net earnings (loss) for the period	$37,719	$(9,234)	$90,030	$75,618

Attributable to:
Equity holders of the Company	$37,657	$(9,460)	$89,303	$74,103
Non-controlling interests	62	226	727	1,515
	$37,719	$(9,234)	$90,030	$75,618

Earnings (loss) per share attributable to common shareholders (Note 20)
Basic earnings (loss) per share	$0.18	$(0.06)	$0.45	$0.48
Diluted earnings (loss) per share	$0.18	$(0.06)	$0.45	$0.48
Weighted average shares outstanding (in 000’s) Basic	209,535	153,301	198,609	153,302
Weighted average shares outstanding (in 000’s) Diluted	209,730	153,485	198,757	153,515
See accompanying notes to the condensed interim consolidated financial statements.
(1)Includes amounts recast, and presented, for the six months ended June 30, 2019 as if Timmins had not been classified as held for sale (Note 4).

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Comprehensive Income (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net earnings (loss) for the period	$37,719	$(9,234)	$90,030	$75,618
Items that may be reclassified subsequently to net earnings:
Unrealized net (losses) gains on short-term investments (Note 5c)	(1)	318	—	661
Reclassification adjustment for realized gains on short-term investments to earnings (Note 5c)	—	(164)	(208)	(494)
Total comprehensive earnings (loss) for the period	$37,718	$(9,080)	$89,822	$75,785

Total comprehensive earnings (loss) attributable to:
Equity holders of the Company	$37,656	$(9,306)	$89,095	$74,270
Non-controlling interests	62	226	727	1,515
	$37,718	$(9,080)	$89,822	$75,785
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash flow from operating activities
Net earnings (loss) for the period	$37,719	$(9,234)	$90,030	$75,618

Current income tax expense (Note 23)	23,309	8,160	55,696	43,902
Deferred income tax expense (recovery) (Note 23)	5,780	(16,075)	(10,380)	(28,793)
Interest expense (recovery) (Note 19)	5,179	118	12,117	(795)
Depreciation and amortization	62,671	37,880	169,618	110,044
Accretion on closure and decommissioning provision (Note 13)	2,718	1,631	7,320	4,893
Unrealized losses on foreign exchange	5,888	4,538	7,452	10,685
Loss (gain) on sale of mineral properties, plant and equipment (Note 8)	669	(225)	(2,818)	(8,029)
Project development write-down	—	—	1,882	—
Bargain purchase gain (Note 4)	—	—	(30,492)	—
Other operating activities (Note 21)	(26,010)	23,565	(34,933)	(2,100)
Changes in non-cash operating working capital (Note 21)	(14,894)	4,184	(32,690)	636
Operating cash flows before interest and income taxes	$103,029	$54,542	$232,802	$206,061

Interest paid	(4,951)	(424)	(12,906)	(1,267)
Interest received	96	437	701	1,383
Income taxes paid	(16,226)	(12,856)	(68,042)	(63,129)
Net cash generated from operating activities	$81,948	$41,699	$152,555	$143,048

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(49,891)	$(33,555)	$(155,488)	$(102,046)
Tahoe Resources Inc. ("Tahoe") acquisition (Note 4)	—	—	(247,479)	—
Acquisition of mineral interests	—	—	(1,545)	(7,500)
Net (purchase of) proceeds from short-term investments	(2)	(3,520)	41,576	(15,534)
Proceeds from sale of mineral properties, plant and equipment	1,026	298	10,164	15,777
Net proceeds from commodity, diesel fuel swaps, and foreign currency contracts	1,352	1,478	2,151	1,160
Net cash used in investing activities	$(47,515)	$(35,299)	$(350,621)	$(108,143)

Cash flow from financing activities
Proceeds from issue of equity shares	$1,416	$455	$1,610	$1,081
Distributions to non-controlling interests	(653)	(306)	(914)	(862)
Dividends paid	(7,334)	(5,367)	(21,995)	(15,918)
Proceeds from credit facility (Note 15)	—	—	335,000	—
Repayment of credit facility (Note 15)	(20,000)	—	(145,000)	—
Repayment of short-term loans	—	—	—	(3,000)
Payment of equipment leases	(4,674)	(2,171)	(13,544)	(5,688)
Net cash (used in) generated from financing activities	$(31,245)	$(7,389)	$155,157	$(24,387)
Effects of exchange rate changes on cash and cash equivalents	(696)	10	(888)	(47)
Net increase (decrease) in cash and cash equivalents	2,492	(979)	(43,797)	10,471
Cash and cash equivalents at the beginning of the period	92,221	187,403	138,510	175,953
Cash and cash equivalents at the end of the period	$94,713	$186,424	$94,713	$186,424
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	5

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves(1)	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
Impact of adopting IFRS 9	—	—	—	(1,602)	1,602	—	—	—
Balance, January 1, 2018 (restated)	153,302,976	$2,318,252	$22,463	$3	$(823,868)	$1,516,850	$4,201	$1,521,051
Total comprehensive earnings
Net earnings for the year	—	—	—	—	10,294	10,294	1,747	12,041
Other comprehensive income	—	—	—	205	—	205	—	205
	—	—	—	205	10,294	10,499	1,747	12,246
Cancellation of expired shares	(120,339)	—	—	—	178	178	—	178
Shares issued on the exercise of stock options	125,762	1,367	(286)	—	—	1,081	—	1,081
Shares issued as compensation	139,957	1,879	—	—	—	1,879	—	1,879
Share-based compensation on option grants	—	—	396	—	—	396	—	396
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(1,209)	(1,209)	(811)	(2,020)
Dividends paid	—	—	—	—	(21,462)	(21,462)	—	(21,462)
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the period	—	—	—	—	89,303	89,303	727	90,030
Other comprehensive loss	—	—	—	(208)	—	(208)	—	(208)
	—	—	—	(208)	89,303	89,095	727	89,822
Shares issued on the exercise of stock options	148,652	2,105	(495)	—	—	1,610	—	1,610
Shares issued as compensation	22,335	243	—	—	—	243	—	243
Share-based compensation on option grants	—	—	450	—	—	450	—	450
Tahoe acquisition consideration (Note 4)	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(18)	(18)	(896)	(914)
Dividends paid	—	—	—	—	(21,995)	(21,995)	—	(21,995)
Balance, September 30, 2019	209,609,855	$3,119,472	$94,568	$—	$(768,777)	$2,445,263	$4,968	$2,450,231
(1)Includes reserves for share options and contingent value rights ("CVRs") (Note 4).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	6

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
Impact of adopting IFRS 9	—	—	—	(1,602)	1,602	—	—	—
Balance, January 1, 2018 (restated)	153,302,976	$2,318,252	$22,463	$3	$(823,868)	$1,516,850	$4,201	$1,521,051
Total comprehensive earnings
Net earnings for the period	—	—	—	—	74,103	74,103	1,515	75,618
Other comprehensive income	—	—	—	167	—	167	—	167
	—	—	—	167	74,103	74,270	1,515	75,785
Cancellation of expired shares	(121,439)	—	—	—	178	178	—	178
Shares issued on exercise of stock options	125,762	1,367	(286)	—	—	1,081	—	1,081
Shares issued as compensation	10,338	182	—	—	—	182	—	182
Share-based compensation on option grants	—	—	283	—	—	283	—	283
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(50)	(50)	(812)	(862)
Dividends paid	—	—	—	—	(16,096)	(16,096)	—	(16,096)
Balance, September 30, 2018	153,317,637	$2,319,801	$22,460	$170	$(765,733)	$1,576,698	$4,904	$1,581,602
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS
Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at September 30, 2019, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of an ILO 169 consultation process led by the Ministry of Energy and Mines in Guatemala.
Principal subsidiaries:
The principal subsidiaries, including those from the Tahoe Acquisition (Note 4), of the Company and their geographic locations at September 30, 2019 were as follows:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Lake Shore Gold Corp.	Canada	100%	Consolidated	Bell Creek and Timmins mines
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Shahuindo S.A.C.	Peru	100%	Consolidated	Shahuindo mine
La Arena S.A.	Peru	100%	Consolidated	La Arena mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera San Rafael S.A.	Guatemala	100%	Consolidated	Escobal mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & Cap-Oeste Sur Este ("COSE") project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad project

2. BASIS OF PREPARATION
These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2018.

The Company’s interim results are not necessarily indicative of its results for a full year.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, except for the following:
IFRS 16, Leases
In January 2016, the IASB issued IFRS 16 which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases less than 12 months in duration or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company has applied IFRS 16 using the modified retrospective approach from January 1, 2019 and has elected to record the transition date right-of-use assets at amounts equal to the present value of the minimum lease payments, on a lease by lease basis. Short-term and low-value recognition exemptions were applied, as well as certain practical expedients allowing for the use of hindsight to assess the lease term for contracts with extension options, the exclusion of initial direct costs from measurement of the Right-of-Use-Assets ("ROU Assets") and the exclusion of leases with a term of less than one year remaining at the transition date.
Policy applicable from January 1, 2019
Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purpose the asset is used.
Measurement of ROU Assets and Lease Obligations
At lease commencement, the Company recognizes a ROU Asset and a lease obligation. The ROU Asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU Asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s property, plant and equipment. The ROU Asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.
The lease obligation is initially measured at the present value of lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU Asset.
Recognition Exemptions
The Company has elected not to recognize ROU Assets and lease obligations for short-term leases that have a lease term of twelve months or less or for leases of low-value assets. Payments associated with these leases are recognized as an operating expense on a straight-line basis over the lease term within costs and expenses on the consolidated income statement.
Leases
The Company’s leased assets include land, buildings, vehicles, and machinery and equipment with a carrying value of $48.9 million at September 30, 2019. Effective January 1, 2019, the Company adopted IFRS 16 as outlined in Note 14, recognizing $21.4 million of ROU assets, $18.9 million of lease obligations and deferred tax assets/liabilities of $nil.
b)Changes in accounting policies not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

4. TAHOE ACQUISITION
On February 22, 2019, the Company completed the acquisition of 100% of the issued and outstanding shares of Tahoe (the "Acquisition"). Each Tahoe shareholder had the right to elect to receive either $3.40 in cash (the "Cash Election") or 0.2403 of a Common Share (the "Share Election") for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of $275 million and a maximum number of Common Shares issued of 56.0 million. Tahoe shareholders who did not make an election by the election deadline were deemed to have made the Share Election. Holders of 23,661,084 Tahoe shares made the Cash Election and received all cash consideration in the amount of $3.40 per Tahoe share. The holders of 290,226,406 Tahoe shares that made or were deemed to have made, the Share Election were subject to pro-ration, and received consideration of approximately $0.67 in cash and 0.1929 of a Common Share per Tahoe share.
In addition, Tahoe shareholders received contingent consideration in the form of one CVR for each Tahoe share.  Each CVR will be exchanged for 0.0497 of a Common Share upon the first commercial shipment of concentrate following restart of operations at the Escobal mine (the "First Shipment"). The CVRs are transferable and have a term of 10 years. The First Shipment contingency is a discrete event upon which a fixed number of Common Shares will be issued. As there is no variability in the number of shares to be issued if the contingency is met the Company has concluded that the CVR consideration meets the ‘fixed-for-fixed’ requirement in IAS 32 - Financial Instruments: Presentation. As such the CVRs are classified as a component of equity, recognized initially at fair value with no remeasurement, and any subsequent settlement to be accounted for within equity.
As a result of the Acquisition, the Company paid $275 million in cash, issued 55,990,512 Common Shares, and issued 313,887,490 CVRs. After this share issuance, Pan American shareholders owned approximately 73%, while former Tahoe shareholders owned approximately 27% of the shares of the combined company. The Company has determined that this transaction represents a business combination with Pan American identified as the acquirer. Based on the February 21, 2019 closing share price of Common Shares, the total consideration of the Acquisition is approximately $1.1 billion. The Company began consolidating the operating results, cash flows and net assets of Tahoe from February 22, 2019 onwards.

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Tahoe was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principal mines: Timmins West and Bell Creek in Canada; La Arena and Shahuindo in Peru; and Escobal in Guatemala (the "Acquired Mines"). The Escobal mine's operations have been suspended since June 2017.
The following table summarizes the consideration paid as part of the purchase price:

Consideration:	Shares Issued	Consideration
Fair value estimate of the Pan American Share consideration (1)	55,990,512	$795,626
Fair value estimate of the CVRs (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674
2.The Pan American Share consideration value is based on an assumed value of $14.21 per share (based on the NASDAQ closing price on February 21, 2019).
3.Assumed fair value of the CVRs is based on the residual amount of the value of the Tahoe Shares acquired (based on the NYSE closing price closing of $3.64 on February 21, 2019) after deducting the cash consideration of $275 million and the fair value of the Company's share consideration paid (based on the February 21, 2019 Nasdaq closing price of $14.21).
4.Assumed fair value of 3.5 million Tahoe options that upon the Acquisition vested and converted into 835.8 thousand Pan American stock options (the "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the Acquisition date, the assumptions of which are described in the Company's Q1 2019 Financial Statements.

Share price at February 21, 2019 (Canadian dollars, "CAD")	$19.01
Exercise price	$11.67 - 97.26
Expected volatility	0.4075
Expected life (years)	0.2 - 1.0
Expected dividend yield	0.78%
Risk-free interest rate	0.93%
Fair value (CAD)	$163,273.36
CAD to USD exchange rate at December 31, 2018	$0.7578
Fair value (USD)	$123,729.43

The following table summarizes the preliminary allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the date of the Acquisition:

Allocation of consideration:	Consideration
Cash and cash equivalents	$27,529
Accounts receivable	17,854
VAT Receivable	87,268
Inventory	152,534
Other current assets	4,135
Mineral properties, plant and equipment	1,298,037
Other assets	3,450
Accounts payable and accrued liabilities	(159,675)
Provision for closure and decommissioning liabilities	(70,119)
Debt	(125,000)
Net current and deferred income tax liabilities	(62,847)
Bargain purchase gain	(30,492)
$1,142,674
As at September 30, 2019, the allocation of the purchase price had not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed and measuring the associated deferred income tax assets and liabilities and will finalize the allocation of the purchase price no later than February 21, 2020.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Held for Sale Assets
Concurrent with the Acquisition, the Company formally initiated an active program to locate a buyer of Lake Shore Gold Inc. ("Lake Shore"), a subsidiary acquired by the Company as part of the Acquisition. Lake Shore's principal assets are the Bell Creek and Timmins mines (collectively, "Timmins"). Based on management's assessment of the Company's sales process, it was determined that Lake Shore met the criteria, under IFRS 5 - Non-current assets held for sale and discontinued operations, to be a discontinued operation to be classified as held for sale upon acquisition. As such, upon the Acquisition and prior to the third quarter of 2019, the assets and liabilities of Timmins were presented separately under current assets and current liabilities on the Company's consolidated balance sheet. Further, the Timmins' net income after tax was presented as a single and separate item on the Company's consolidated income statement.
A change in Management's intentions related to the sale of Timmins during Q3 2019 resulted in the Company no longer meeting the IFRS criteria to classify Timmins as held for sale. As a result, the Timmins assets and liabilities are no longer presented separately on the Company's September 30, 2019 balance sheet and the net income generated by Timmins for the three and nine months are reflected on the Company's income statements in the normal course. The reclassification of Timmins described above resulted in the Company no longer being required to present long-term assets and liabilities as current, which was required while classified as held for sale. As such these long term assets and liabilities are included in the long term portion of the Company's September 30, 2019 balance sheet.

Upon reclassification, during the three and nine months ended September 30, 2019, the Company recorded a charge of $15.6 million equivalent to the depreciation that would have been recognized during the six months ended June 30, 2019 if Timmins had not been classified as held for sale.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The below table presents the condensed interim consolidated income statement for the six months ended June 30, 2019 as if the assets had not been classified as held for sale:

	As Reported	Recast	Change
Revenue	$515,591	$594,193	$78,602
Cost of sales
Production costs	(343,857)	(407,075)	(63,218)
Depreciation and amortization	(106,947)	(106,947)	—
Royalties	(11,453)	(13,343)	(1,890)
	(462,257)	(527,365)	(65,108)
Mine operating earnings	53,334	66,828	13,494

General and administrative	(13,506)	(13,506)	—
Exploration and project development	(6,079)	(7,056)	(977)
Mine care and maintenance	(9,289)	(9,289)	—
Foreign exchange losses	(2,148)	(1,961)	187
Gains on commodity and foreign currency contracts	1,581	1,581	—
Gains on sale of mineral properties, plant and equipment	3,487	3,491	4
Share of income from associate and dilution gain	920	920	—
Transaction and integration costs	(4,849)	(4,849)	—
Bargain purchase gain	30,492	30,492	—
Other expense	(243)	(224)	19
Earnings from operations	53,700	66,427	12,727

Loss on derivatives	(14)	(14)	—
Investment income	14,816	14,824	8
Interest and finance expense	(12,669)	(12,699)	(30)
Earnings before income taxes	55,833	68,538	12,705
Income tax expense	(16,227)	(16,227)	—
Net earnings from continuing operations	39,606	52,311	12,705
Net earnings from discontinued operations	12,705	—	(12,705)
Net earnings for the period	$52,311	$52,311	$—

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

5. FINANCIAL INSTRUMENTS
a)Financial assets and liabilities by categories

September 30, 2019	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$94,713	$—	$—	$94,713
Trade receivables from provisional concentrates sales(1)	—	61,005	—	61,005
Receivable not arising from sale of metal concentrates(1)	99,576	—	—	99,576
Short-term investments, equity securities	—	81,794	—	81,794
Short-term investments, other than equity securities	—	—	516	516
Derivative financial assets	—	175	—	175
	$194,289	$142,974	$516	$337,779
(1)Included in Trade and other receivables.

December 31, 2018	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$138,510	$—	$—	$138,510
Trade receivables from provisional concentrates sales(1)	—	40,803	—	40,803
Receivable not arising from sale of metal concentrates(1)	40,918	—	—	40,918
Short-term investments, equity securities	—	19,178	—	19,178
Short-term investments, other than equity securities	—	—	54,826	54,826
Derivative financial assets	—	640	—	640
	$179,428	$60,621	$54,826	$294,875
Financial Liabilities:
Derivative financial liabilities	$—	$51	$—	$51
	$—	$51	$—	$51
(1)Included in Trade and other receivables.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

b)Short-term investments in equity securities recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments in equity securities are recorded at FVTPL. The net gains (losses) from short-term investments in equity securities for the three and nine months ended September 30, 2019 and 2018 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Unrealized net gains (losses) on short-term investments, equity securities	$35,713	$(287)	$50,087	$(1,010)
Realized net losses on short-term investments, equity securities	—	—	—	(49)
	$35,713	$(287)	$50,087	$(1,059)
c)Financial assets recorded at fair value through other comprehensive income ("FVTOCI")
The Company’s short-term investments other than equity securities are recorded at fair value through other comprehensive income. The unrealized gains (losses) from short-term investments other than equity securities for the three and nine months ended September 30, 2019 and 2018 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Unrealized net (losses) gains on short-term investments, other than equity securities	$(1)	$318	$—	$661
Reclassification adjustment for realized gains on short-term investments, other than equity securities	—	(164)	(208)	(494)
	$(1)	$154	$(208)	$167
d)Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency and commodity contracts. The net gains (losses) on derivatives for the three and nine months ended September 30, 2019 and 2018 were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Gains on foreign currency and commodity contracts:
Realized gains on foreign currency and commodity contracts	$1,351	$1,478	$2,150	$1,160
Unrealized (losses) gains on foreign currency and commodity contracts	(1,181)	289	(399)	3,246
	$170	$1,767	$1,751	$4,406
Loss on derivatives:
Loss on warrants	$—	$(238)	$(14)	$(1,018)

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

e)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At September 30, 2019		At December 31, 2018
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$82,310	$—	$74,004	$—
Trade receivables from provisional concentrate sales	—	61,005	—	40,803
Derivative financial assets	—	175	—	640
Derivative financial liabilities	—	—	—	(51)
	$82,310	$61,180	$74,004	$41,392
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2018.
ii) Valuation Techniques
 Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants is calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Derivative instruments are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

f)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2019, the Company had receivable balances associated with buyers of its concentrates of $61.0 million (December 31, 2018 - $40.8 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, Bell Creek and Timmins is refined under long term agreements with fixed refining terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At September 30, 2019, the Company had approximately $66.1 million (December 31, 2018 - $19.7 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three and nine months ended September 30, 2019.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At September 30, 2019, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN") purchases. The Company recorded losses of $0.4 million and gains of $0.5 million, respectively, on MXN derivative contracts for the three and nine months ended September 30, 2019 (2018 - gains of $nil and $0.1 million, respectively).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and nine months ended September 30, 2019 on its cash and short-term investments was 0.66% and 0.94%, respectively (2018 - 0.99% and 0.87%, respectively).
At September 30, 2019, the Company had $315.0 million in amounts drawn on its secured revolving credit facility (the "Credit Facility"), which had an average interest rate of 4.3%. There were no amounts drawn on the Credit Facility in 2018.
At September 30, 2019, the Company had $45.5 million in lease obligations (December 31, 2018 - $6.7 million), that are subject to an annualized interest rate of 9.0% (2018 - 2.2%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver and gold.

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At September 30, 2019, the Company had outstanding contracts to sell some of its base metals production.

6. SHORT-TERM INVESTMENTS

	September 30, 2019			December 31, 2018
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$82,310	$33,950	$48,360	$74,004	$73,796	$208

7. INVENTORIES
Inventories consist of:

	September 30, 2019	December 31, 2018
Concentrate inventory	$18,973	$19,286
Stockpile ore (1)	29,660	3,945
Heap leach inventory and in process (2)	147,368	113,199
Doré and finished inventory (3)	68,170	30,736
Materials and supplies	89,001	47,299
Total inventories	$353,172	$214,465
Less: current portion of inventories	$(328,743)	$(214,465)
Non-current portion of inventories(4)	$24,429	$—
(1)Includes an impairment charge of $4.5 million to reduce the cost basis of inventory to net realizable value ("NRV") at Manantial Espejo and Dolores mines at September 30, 2019 (December 31, 2018 – $11.2 million at Manantial Espejo and Dolores mines).
(2)Includes an impairment charge of $39.9 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at September 30, 2019 (December 31, 2018 - $28.9 million at Manantial Espejo and Dolores mines).
(3)Includes an impairment charge of $2.4 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at September 30, 2019. (December 31, 2018 - $7.5 million at Manantial Espejo and Dolores mines).
(4)Inventories at Escobal mine, which include $17.1 million in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT
Mineral properties, plant and equipment consist of:

	September 30, 2019			December 31, 2018
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$215,254	$(122,816)	$92,438	$207,360	$(114,288)	$93,072
Morococha mine, Peru	255,756	(160,379)	95,377	243,603	(149,120)	94,483
Alamo Dorado mine, Mexico	71,724	(71,724)	—	126,960	(126,960)	—
La Colorada mine, Mexico	311,904	(137,586)	174,318	301,706	(121,940)	179,766
Dolores mine, Mexico	1,588,782	(1,059,533)	529,249	1,529,751	(981,948)	547,803
Manantial Espejo mine, Argentina	366,612	(367,587)	(975)	367,105	(362,293)	4,812
San Vicente mine, Bolivia	140,524	(93,736)	46,788	137,394	(86,663)	50,731
Mines acquired with Tahoe	907,326	(73,332)	833,994	—	—	—
Other	27,694	(17,164)	10,530	23,994	(16,265)	7,729
Total producing properties	$3,885,576	$(2,103,857)	$1,781,719	$2,937,873	$(1,959,477)	$978,396

Land and Non-Producing Properties:
Land	$37,421	$(1,096)	$36,325	$4,677	$(1,096)	$3,581
Navidad project, Argentina	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Minefinders projects, Mexico	83,079	(36,975)	46,104	91,362	(36,975)	54,387
Morococha, Peru	7,213	—	7,213	9,674	—	9,674
Argentine projects	95,736	(25,298)	70,438	69,774	(24,939)	44,835
Non-producing properties acquired with Tahoe	432,504	(1,577)	430,927	—	—	—
Other	33,148	(11,666)	21,482	30,908	(11,255)	19,653
Total non-producing properties	$1,255,678	$(452,713)	$802,965	$772,972	$(450,366)	$322,606
Total mineral properties, plant and equipment	$5,141,254	$(2,556,570)	$2,584,684	$3,710,845	$(2,409,843)	$1,301,002

9. IMPAIRMENT OF MINERAL PROPERTIES, PLANT AND EQUIPMENT
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of September 30, 2019, no such indicators were noted, and no impairment charges or impairment charge reversals were required.

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

10. INVESTMENT IN ASSOCIATES

	September 30, 2019	December 31, 2018
Investment in Maverix Metals Inc. ("Maverix")(2)	$69,885	$69,116
Investment in other(1)	—	1,450
	$69,885	$70,566
(1)The Company sold its interest in an equity investee for $5 million in May 2019 resulting in a gain of $3.6 million recorded in gains (losses) on sale of mineral, properties, plant and equipment on the Condensed Interim Consolidated Income Statements.
(2)The following table shows a continuity of the Company's investment in Maverix:

	2019	2018
Balance of investment in Maverix, January 1,	$69,116	$53,567
Dilution (losses) gains	(122)	13,288
Adjustment for change in ownership interest	(230)	1,870
Income from associate	1,121	573
Balance of investment in Maverix, September 30,	$69,885	$69,298
Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $14.9 million as at September 30, 2019 (December 31, 2018 - $14.7 million). The Company's share of Maverix income or loss was recorded, based on its 28% interest for the nine months ended September 30, 2019 (2018 - 40%), representing the Company’s fully diluted ownership.
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at September 30, 2019, the deferred revenue liability was $12.6 million (December 31, 2018 - $13.3 million).
The Company recognized $0.1 million and $0.5 million during the three and nine months ended September 30, 2019, respectively (2018 - $0.1 million and $0.4 million, respectively), for the delivery of 991 and 2,580 ounces (2018 - 1,224 and 2,859 ounces, respectively) from La Colorada to Maverix. All transactions with Maverix were in the normal course and measured at exchange amounts, which were the amounts of consideration established and agreed to by the Company and Maverix.
Income Statement Impacts:
The Company recognized $0.1 million in dilution losses during both the three and nine months ended September 30, 2019 (2018 - losses of $0.1 million and gains of $13.3 million, respectively). Dilution gains and losses are recorded in share of income from associate and dilution gain.
For the three and nine months ended September 30, 2019, the Company also recognized its share of income from associate of $0.1 million and $1.1 million, respectively, (2018 - loss of $0.2 million and income of $0.6 million, respectively) which represents the Company's proportionate share of Maverix's income during the period.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

11. GOODWILL AND OTHER ASSETS
Other assets consist of:

	September 30, 2019	December 31, 2018
Goodwill	$3,057	$3,057
Other assets	1,902	2,163
	$4,959	$5,220

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of:

	September 30, 2019	December 31, 2018
Trade accounts payable(1)	$76,198	$52,201
Royalties payable	16,219	2,004
Other accounts payable and trade related accruals	48,655	32,896
Payroll and related benefits	43,516	26,817
Severance accruals	2,723	1,791
Refundable tax payable	8,190	4,044
Other taxes payable	22,834	11,990
	$218,335	$131,743
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

13. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2018	$70,587	$4,568	$75,155
Revisions in estimates and obligations incurred	15,389	—	15,389
Acquired from Tahoe (Note 4)	70,267	261	70,528
Charged (credited) to earnings:
-new provisions	—	1,763	1,763
-change in estimate	—	(245)	(245)
-exchange gains on provisions	—	(317)	(317)
Charged in the year	—	(340)	(340)
Reclamation expenditures	(1,814)	—	(1,814)
Accretion expense (Note 19)	7,320	—	7,320
September 30, 2019	$161,749	$5,690	$167,439

Maturity analysis of total provisions:	September 30, 2019	December 31, 2018
Current	$4,190	$5,072
Non-Current	163,249	70,083
	$167,439	$75,155

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

14. LEASES
a.ROU Assets
The following table summarizes changes in ROU Assets for the nine months ended September 30, 2019 which have been recorded in mineral properties, plant and equipment on the Condensed Interim Consolidated Statements of Financial Position:

September 30, 2019
Cost
Balance, January 1, 2019(1)	$34,983
Additions after January 1, 2019	31,560
Assets acquired from Tahoe (Note 4) (2)	8,520
Transfer out	(12,524)
Balance, September 30, 2019	62,539

Accumulated Depreciation
Balance at January 1, 2019	(4,780)
Amortization	(13,278)
Transfer out	4,410
Balance, September 30, 2019	(13,648)
Carrying Amounts
At January 1, 2019	30,203
At September 30, 2019	$48,891
(1)Includes $21.4 million in newly recognized ROU assets.
(2)Includes $4.6 million in leases previously classified as assets held for sale (Note 4).
b.Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at September 30, 2019 and December 31, 2018 to their present value for the Company's lease obligations:

	September 30, 2019	December 31, 2018
Within one year	$17,640	$5,488
Between one and five years	26,295	1,335
Beyond five years	22,281	—
Total undiscounted lease obligations	66,216	6,823
Less future interest charges	(20,724)	(147)
Total discounted lease obligations	45,492	6,676
Less: current portion of lease obligations	(16,533)	(5,356)
Non-current portion of lease obligations	$28,959	$1,320

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019.  The weighted average rate applied is 9.0% (December 31, 2018 - 2.2%).
The following table reconciles the Company’s lease commitments disclosed in the consolidated financial statements as at and for the year ended December 31, 2018, to the lease obligations recognized on initial application of IFRS 16:

Operating lease commitments at December 31, 2018	$19,260
Discounted using the incremental borrowing rate at January 1, 2019	(2,819)
Recognition exemptions for short-term and low-value leases	(455)
Variable payments not included in lease liabilities	(233)
Lease obligations recognized at January 1, 2019 related to operating lease commitments at December 31, 2018	$15,753

15. DEBT

	September 30, 2019	December 31, 2018
Credit Facility	$315,000	$—
The Company's four-year, $300.0 million secured revolving credit facility, which was due to mature on April 15, 2020, was increased to $400.0 million on February 1, 2019, and increased to $500.0 million on February 22, 2019, with maturity on February 1, 2023, and resulted in additional upfront costs of $2.0 million. These amendments were made as part of the Tahoe Acquisition.
The upfront costs have been recorded as an asset under the classification "Prepaid expenses and other current assets" and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
The financial covenants required the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. As part of the amendment, after March 31, 2019, the financial covenants require the Company to maintain a minimum tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than 70% of its tangible net worth as of March 31, 2019 plus 50% of positive net income from and including the fiscal quarter ended June 30, 2019. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of September 30, 2019, the Company was in compliance with all covenants required by the Credit Facility.
At Pan American's option, amounts can be drawn under the revolving facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. The Credit Facility remained undrawn in 2018. During the nine months ended September 30, 2019, the Company drew down $335 million, and repaid $20 million, under the Credit Facility, under LIBOR-based interest rates, to fund, in part, the cash purchase price under the Tahoe arrangement and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which $125 million had been drawn.
During the nine months ended September 30, 2019, the average interest rate incurred by the Company on the Credit Facility was 4.3%. The Credit Facility was not drawn in 2018. During the three and nine months ended September 30, 2019, the Company incurred $0.2 million and $0.7 million, respectively (2018 - $0.4 million and $

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

0.7 million, respectively) in standby charges on undrawn amounts and $3.1 million and $8.5 million, respectively (2018 - $nil and $nil, respectively) in interest on drawn amounts under this Facility.

16. OTHER LONG TERM LIABILITIES
Other long term liabilities consist of:

	September 30, 2019	December 31, 2018
Deferred credit(1)	$20,788	$20,788
Other income tax payable	149	227
Severance accruals	6,922	4,410
	$27,859	$25,425
3.As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The Company continues to classify the fair value calculated at the acquisition as a deferred credit of this alternative.

17. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS
a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and nine months ended September 30, 2019 the total share-based compensation expense relating to stock options and Compensation Shares was $1.1 million and $3.1 million, respectively (2018 - $1.0 million and $3.1 million, respectively) and is presented as a component of general and administrative expense.
i.Stock options
During the three and nine months ended September 30, 2019, the Company granted nil and nil, stock options, respectively (2018 – nil and nil, respectively).
During the three and nine months ended September 30, 2019, the Company issued 128,010 and 148,652 common shares, respectively, in connection with the exercise of options (2018 – 53,666 and 125,762 common shares, respectively).
ii.Replacement options
Following completion of the Acquisition (Note 4), the Company issued 835,874 replacement options to eligible Tahoe option holders. These replacement options were fully vested with 12 months of remaining contractual life upon issuance and various exercise prices between CAD $20.52 and CAD $97.26.
iii.Compensation shares
During both the three and nine months ended September 30, 2019, 22,335 shares were issued to Directors in lieu of Directors fees of $0.2 million (2018 – 10,338 common shares in lieu of fees of $0.2 million).

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The following table summarizes changes in stock options for the nine months ended September 30, 2019 and year ended December 31:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2017	936,123	$16.56
Granted	149,163	17.53
Exercised	(125,762)	11.14
Expired	(211,614)	24.90
Forfeited	(49,523)	19.49
As at December 31, 2018	698,387	$15.00
Granted pursuant to the Tahoe Acquisition (Note 4)	835,874	48.47
Exercised	(148,652)	14.41
Expired	(119,124)	60.23
Forfeited	(27,798)	34.00
As at September 30, 2019	1,238,687	$32.88
The following table summarizes information about the Company's stock options outstanding at September 30, 2019:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at	Weighted Average Exercise Price CAD$
$9.76 - $23.61	571,015	47.10	$15.13	379,609	$13.80
$23.62 - $35.21	130,973	4.97	$27.91	130,973	$27.91
$35.22 - $46.53	186,696	7.10	$41.71	186,696	$41.71
$46.54 - $54.15	198,627	4.86	$51.68	198,627	$51.68
$54.16 - $97.26	151,376	5.25	$68.56	151,376	$68.56
	1,238,687	24.73	$32.88	1,047,281	$35.64
b.PSUs
Compensation expense for PSUs was $0.5 million and $0.9 million, respectively, for the three and nine months ended September 30, 2019 (2018 - $0.5 million, and $1.2 million, respectively) and is presented as a component of general and administrative expense.
At September 30, 2019, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2017	166,344	$2,611
Granted	117,328	1,532
Paid out	(73,263)	(1,528)
Change in value	—	476
As at December 31, 2018	210,409	$3,091
Change in value	—	233
As at September 30, 2019	210,409	$3,324

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

c.RSUs
Compensation expense for RSUs was $0.6 million and $1.5 million, respectively, for the three and nine months ended September 30, 2019 (2018 – $nil and $1.3 million, respectively) and is presented as a component of general and administrative expense.
At September 30, 2019, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2017	262,013	$4,098
Granted	244,961	3,207
Paid out	(156,715)	(2,181)
Forfeited	(21,436)	(313)
Change in value	—	(1,187)
As at December 31, 2018	328,823	$3,624
Forfeited	(10,023)	(157)
Change in value	—	1,557
As at September 30, 2019	318,800	$5,024
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.
e.Dividends
The Company declared the following dividends for the nine months ended September 30, 2019 and 2018:

Declaration Date	Record Date	Dividend per common share

November 6, 2019 (1)	November 19, 2020	$0.035
August 7, 2019	August 19, 2019	$0.035
May 8, 2019	May 20, 2019	$0.035
February 20, 2019	March 4, 2019	$0.035
August 8, 2018	August 20, 2018	$0.035
May 9, 2018	May 22, 2018	$0.035
February 20, 2018	March 5, 2018	$0.035
(1)These dividends were declared subsequent to the quarter ended September 30, 2019 and have not been recognized as distributions to owners during the period presented.
f.CVRs
The Company issued 313,887,490 CVRs as part of the Tahoe Acquisition, which are convertible into 15,600,208 common shares following the First Shipment upon the restart of operations at the Escobal mine (Note 4).

PAN AMERICAN SILVER CORP.	27

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

18. PRODUCTION COSTS
Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Consumption of raw materials and consumables	$77,757	$48,265	$223,138	$136,042
Employee compensation and benefits expense	78,998	45,151	196,913	128,029
Contractors and outside services	20,941	20,636	79,795	65,354
Utilities	12,129	7,659	30,550	18,449
Other expenses	15,498	6,929	42,220	23,830
Changes in inventories (1)(2)	(695)	21,957	39,087	7,755
	$204,628	$150,597	$611,703	$379,459
(1)Includes NRV adjustments to inventory to reduce production costs by $6.7 million and reduce production costs by $0.8 million for the three and nine months ended September 30, 2019 (2018 - increase by $23.4 million and $11.1 million, respectively).
(2)Includes fair value increases recognized on the Acquisition of select Tahoe inventories of $12.8 million and $41.7 million, respectively, for the three and nine months ended September 30, 2019. There was no comparable amount recorded in 2018.

19. INTEREST AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Interest expense	$5,179	$118	$12,117	$(795)
Finance fees	359	552	1,518	1,736
Accretion expense (Note 13)	2,718	1,631	7,320	4,893
	$8,256	$2,301	$20,955	$5,834

20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended September 30,		2019		2018
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (loss) (1)	$37,657			$(9,460)
Basic earnings per share	$37,657	209,535	$0.18	$(9,460)	153,301	$(0.06)
Effect of Dilutive Securities:
Stock Options	—	195		—	184
Diluted earnings per share	$37,657	209,730	$0.18	$(9,460)	153,485	$(0.06)

PAN AMERICAN SILVER CORP.	28

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the nine months ended September 30,		2019		2018
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$89,303			$74,103
Basic earnings per share	$89,303	198,609	$0.45	$74,103	153,302	$0.48
Effect of Dilutive Securities:
Stock Options	—	148		—	213
Diluted earnings per share	$89,303	198,757	$0.45	$74,103	153,515	$0.48
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and nine months ended September 30, 2019 were 713,377 and 716,931 out-of-the-money options and CVRs potentially convertible into 15,600,208 common shares (Note 4), respectively (2018 – 266,068 and 266,068 out-of-the-money options, respectively).

21. SUPPLEMENTAL CASH FLOW INFORMATION
The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended September 30,		Nine months ended September 30,
Other operating activities	2019	2018	2019	2018
Adjustments for non-cash income statement items:
Share-based compensation expense	$1,079	$964	$3,136	$3,072
(Gains) losses on securities held	(35,713)	287	(50,087)	1,010
Gains on commodity and foreign currency contracts (Note 5d)	(170)	(1,767)	(1,751)	(4,406)
Loss on derivatives (Note 5d)	—	238	14	1,018
Share of (income) loss from associate and dilution gain (Note 10)	(79)	411	(999)	(13,861)
Net realizable value adjustment for inventories	(6,723)	23,432	(842)	11,067
Adjustment on reclassification of held for sale assets	15,596	—	15,596	—
	$(26,010)	$23,565	$(34,933)	$(2,100)

	Three months ended September 30,		Nine months ended September 30,
Changes in non-cash operating working capital items:	2019	2018	2019	2018
Trade and other receivables	$(20,201)	$91	$(19,112)	$6,523
Inventories	(4,356)	(2,859)	32,482	(4,030)
Prepaid expenses	680	476	3,679	1,818
Accounts payable and accrued liabilities	9,225	7,574	(47,118)	2,357
Provisions	(242)	(1,098)	(2,621)	(6,032)
	$(14,894)	$4,184	$(32,690)	$636

	Three months ended September 30,		Nine months ended September 30,
Significant non-cash items:	2019	2018	2019	2018
Assets acquired by finance lease	$7,404	$920	$52,911	$6,578
Shares issued as compensation	$—	$—	$243	$182

PAN AMERICAN SILVER CORP.	29

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Cash and Cash Equivalents	September 30, 2019	December 31, 2018
Cash in banks	$94,713	$77,735
Short term money markets	—	60,775
Cash and cash equivalents	$94,713	$138,510

22. SEGMENTED INFORMATION
The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended September 30, 2019
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (1)	Capital expenditures
Silver Segment:
Mexico	Dolores	$69,746	$42,555	$26,416	$775	$12,776
	La Colorada	43,808	17,566	5,484	20,758	5,707
Peru	Huaron	30,773	19,792	3,590	7,391	2,065
	Morococha	24,434	18,148	3,925	2,361	2,812
Bolivia	San Vicente	14,388	10,597	2,569	1,222	1,504
Argentina	Manantial Espejo	9,123	9,416	1,937	(2,230)	5,232
Guatemala	Escobal	—	—	—	—	37
Gold Segment:
Peru	Shahuindo	60,859	24,878	3,408	32,573	9,423
	La Arena	45,302	34,140	1,905	9,257	7,250
Canada	Timmins	53,754	32,978	13,077	(7,897)	2,823
Other segment:
Canada	Pas Corp	—	—	29	(29)	79
Argentina	Navidad	—	—	(3)	3	2
Other	Other	—	—	334	(334)	181
		$352,187	$210,070	$62,671	$63,850	$49,891
(1)Includes a charge of $15.6 million recorded on reclassification of Timmins from held for sale to continuing operations (Note 4).

PAN AMERICAN SILVER CORP.	30

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended September 30, 2018
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver Segment:
Mexico	Dolores	$55,640	$55,013	$20,938	$(20,311)	$11,735
	La Colorada	43,065	22,405	6,945	13,715	4,974
Peru	Huaron	26,414	19,698	3,351	3,365	4,813
	Morococha	26,314	17,956	3,688	4,670	3,509
Bolivia	San Vicente	14,090	11,261	1,604	1,225	1,730
Argentina	Manantial Espejo	22,194	27,916	1,231	(6,953)	6,728
Other segment:
Canada	Pas Corp	—	—	41	(41)	54
Argentina	Navidad	—	—	22	(22)	5
Other	Other	—	—	60	(60)	7
		$187,717	$154,249	$37,880	$(4,412)	$33,555

For the nine months ended September 30, 2019
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (1)	Capital expenditures
Silver Segment:
Mexico	Dolores	$183,452	$146,248	$78,092	$(40,888)	$39,739
	La Colorada	135,364	56,911	17,736	60,717	15,879
Peru	Huaron	88,452	57,282	10,375	20,795	5,900
	Morococha	78,380	53,608	11,410	13,362	6,650
Bolivia	San Vicente	56,404	41,974	7,181	7,249	2,890
Argentina	Manantial Espejo	37,810	39,566	3,645	(5,401)	18,287
Guatemala	Escobal	—	—	—	—	1,033
Gold Segment:
Peru	Shahuindo	130,071	65,501	16,954	47,616	17,712
	La Arena	104,091	71,312	10,198	22,581	39,176
Canada	Timmins	132,356	98,086	13,077	5,597	7,812
Other segment:
Canada	Pas Corp	—	—	365	(365)	125
Argentina	Navidad	—	—	—	—	9
Other	Other	—	—	585	(585)	276
		$946,380	$630,488	$169,618	$130,678	$155,488
(1)Includes a charge of $15.6 million recorded on reclassification of Timmins from held for sale to continuing operations (Note 4).

PAN AMERICAN SILVER CORP.	31

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the nine months ended September 30, 2018
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver Segment:
Mexico	Dolores	$188,321	$134,408	$61,810	$(7,897)	$45,889
	La Colorada	122,713	53,787	17,137	51,789	14,315
Peru	Huaron	85,058	55,674	9,516	19,868	9,348
	Morococha	91,234	51,972	11,735	27,527	7,331
Bolivia	San Vicente	47,712	33,868	4,934	8,910	5,320
Argentina	Manantial Espejo	76,100	65,822	4,566	5,712	19,422
Other segment:
Canada	Pas Corp	—	—	105	(105)	289
Argentina	Navidad	—	—	65	(65)	30
Other	Other	—	—	176	(176)	102
		$611,138	$395,531	$110,044	$105,563	$102,046
A reconciliation of segment mine operating earnings to the Company’s earnings before income taxes per the Condensed Interim Consolidated Income Statements is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Mine operating earnings (loss) (Note 22)	$63,850	$(4,412)	$130,678	$105,563

General and administrative	(8,237)	(5,675)	(21,743)	(17,199)
Exploration and project development	(2,066)	(3,008)	(9,122)	(7,629)
Mine care and maintenance	(6,365)	—	(15,654)	—
Foreign exchange losses	(6,012)	(3,140)	(7,973)	(9,732)
Gains on commodity and foreign currency contracts (Note 5d)	170	1,767	1,751	4,406
(Losses) gains on sale of mineral properties, plant and equipment	(673)	225	2,818	8,029
Share of income (loss) from associate and dilution gain (Note 10)	79	(411)	999	13,861
Transaction and integration costs (Note 4)	(2,863)	—	(7,712)	—
Bargain purchase gain (Note 4)	—	—	30,492	—
Other income (expense)	1,042	(273)	818	(864)
Earnings (loss) from operations	38,925	(14,927)	105,352	96,435

Loss on derivatives (Note 5d)	—	(238)	(14)	(1,018)
Investment income	36,139	317	50,963	1,144
Interest and finance expense (Note 19)	(8,256)	(2,301)	(20,955)	(5,834)
Earnings (loss) before income taxes	$66,808	$(17,149)	$135,346	$90,727

PAN AMERICAN SILVER CORP.	32

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At September 30, 2019
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$768,984	$141,688	$627,296
	La Colorada	236,794	59,688	177,106
Peru	Huaron	123,747	47,513	76,234
	Morococha	128,243	39,504	88,739
Bolivia	San Vicente	78,873	39,005	39,868
Argentina	Manantial Espejo	101,395	26,647	74,748
Guatemala	Escobal	267,810	21,388	246,422
Gold Segment:
Peru	Shahuindo	604,826	122,222	482,604
	La Arena	296,174	78,882	217,292
Canada	Timmins	413,956	44,957	368,999
Other segment:
Canada	Pas Corp	173,661	343,417	(169,756)
Argentina	Navidad	193,051	2,298	190,753
	Other	68,617	38,691	29,926
		$3,456,131	$1,005,900	$2,450,231

At December 31, 2018
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$791,485	$150,003	$641,482
	La Colorada	230,736	56,206	174,530
Peru	Huaron	119,015	44,055	74,960
	Morococha	126,755	40,183	86,572
Bolivia	San Vicente	83,686	38,169	45,517
Argentina	Manantial Espejo	20,839	24,994	(4,155)
Other segment:
Canada	Pas Corp	247,792	30,221	217,571
Argentina	Navidad	193,777	1,546	192,231
	Other	123,391	38,750	84,641
		$1,937,476	$424,127	$1,513,349

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2019	2018	2019	2018
Refined silver and gold	$242,981	$84,492	$600,602	$280,845
Zinc concentrate	27,306	31,422	102,192	113,338
Lead concentrate	47,123	39,557	138,474	112,669
Copper concentrate	21,972	21,103	59,431	67,292
Silver concentrate	12,805	11,143	45,681	36,994
Total	$352,187	$187,717	$946,380	$611,138

PAN AMERICAN SILVER CORP.	33

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

23. INCOME TAXES
Components of Income Tax Expense

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Current income tax expense	$23,309	$8,160	$55,696	$43,902
Deferred income tax expense (recovery)	5,780	(16,075)	(10,380)	(28,793)
Income tax expense (recovery)	$29,089	$(7,915)	$45,316	$15,109
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factors that affected the effective tax rates for the three and nine months ended September 30, 2019 and the comparable periods of 2018 were foreign exchange fluctuations, changes in the recognition of certain deferred tax assets, changes in the non-deductible portion of reclamation liabilities, mining taxes paid, withholding taxes remitted on payments from foreign subsidiaries, and the addition of taxable income from the acquired Tahoe assets. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Earnings (loss) before taxes and non-controlling interests	$66,808	$(17,149)	$135,346	$90,727
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax expense (recovery) based on above rates	$18,038	$(4,630)	$36,543	$24,496
Increase (decrease) due to:
Non-deductible expenditures	1,453	1,134	3,548	3,009
Foreign tax rate differences	3,028	(3,447)	3,202	(439)
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	613	946	2,189	2,478
- Other deferred tax assets	(4,657)	1,060	(19,368)	(15,496)
Non-taxable portion of net earnings of affiliates	(37)	(873)	(105)	(2,637)
Non-taxable bargain purchase gain	—	—	(8,233)	—
Effect of other taxes paid (mining and withholding)	6,156	1,425	16,188	10,755
Effect of foreign exchange on tax expense	5,977	(8,147)	(54)	(6,564)
Non-taxable impact of foreign exchange	(1,953)	4,840	728	2,442
Change in non-deductible portion of reclamation liabilities	2,069	313	9,401	(88)
Change in current tax expense estimated for prior years	—	—	—	(2,030)
Other	(1,598)	(536)	1,277	(817)
Income tax expense (recovery)	$29,089	$(7,915)	$45,316	$15,109
Effective income tax rate	43.54%	46.15%	33.48%	16.65%

PAN AMERICAN SILVER CORP.	34

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and December 31, 2018, and for the
three and nine month period ended September 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

24. CONTINGENCIES
The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2018, there have been no significant changes to these contractual obligations and commitments other than the new liabilities and provisions assumed as described in the purchase price allocation table included in the Tahoe Acquisition (Note 4).

25. RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the three and nine months ended September 30, 2019 and 2018 have been disclosed in these condensed interim consolidated financial statements. Transactions with Maverix, an associate of the Company, have been disclosed in Note 10 of these condensed interim consolidated financial statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	35